767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

November 8, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Max A. Webb

Re:                             AMC Entertainment Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-190904)

Dear Mr. Webb:

On behalf of our client, AMC Entertainment Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-190904) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated October 23, 2013. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

Prospectus Cover Page

1.                                      Please remove the headings “Joint Book-Running Managers” and “Co-Managers.”

In response to the Staff’s comment, the Company has revised the cover page to remove the headings “Joint Book-Running Managers” and “Co-Managers.”

Our Competitive Strengths, page 8

Experienced and Dynamic Team, page 9

2.                                      We note your response to our prior comment 10.  Please explain to us in detail why you do not believe the revised employment agreements with members of your management and the revised stock-based compensation arrangements are not considered attributable to the offering since you disclose that you anticipate that you will enter them in connection with the offering.  Assuming a satisfactory response, please revise the discussion on page 9 to clarify.  In addition, in the event these revised agreements are expected to have a material impact on your results of operations and they are finalized prior to your planned public offering, please revise the pro forma financial information included on pages 40-47 of the registration statement to include pro forma adjustments giving effect to these revised compensation arrangements.  Please note that if they are expected to have a material effect on your results of operations, we believe they should be reflected in pro forma adjustments irrespective of whether or not they are directly attributable to your planned public offering.

The Company acknowledges the Staff’s comment. Subsequent to filing Amendment No. 1 to the Registration Statement, the Company has made certain changes with respect to compensation-related arrangements for members of management to be put in place upon completion of the Offering.  The Company has added disclosure beginning on page 129 to reflect these arrangements.  The Company also has modified the disclosure on page 10 to reflect the fact that, with one exception, it will not be entering into long-term agreements with its executive officers.  To the extent these new compensation arrangements will have a material effect on the Company’s results of operations, the Company will reflect the same in its pro forma financial information in the Registration Statement.

The Reclassification, page 11

3.                                      We note the changes that have been made to page 17 in response to our prior comment 13 but do not believe your revisions are fully responsive.  Please revise to include a pro forma balance sheet alongside your historical balance sheet as of the latest interim period presented in your financial statements on page F-4 to give effect to the changes in your capitalization that will occur as a result of the Reclassification.

In response to the Staff’s comment, the Company has revised its historical balance sheet on F-4 as of September 30, 2013, the latest interim period, to give effect to the changes in its capitalization that will occur as a result of the Reclassification.  The Company will make the related adjustments to the pro forma amounts once the number of shares to be issued pursuant to the Reclassification is determined.

4.                                      We note your response to our prior comment 14.  To the extent that the “Reclassification” will effectively result in a stock dividend or split, please revise your historical earnings per share and related disclosures throughout the registration statement for all periods presented in your financial statements to give effect to this stock dividend or split.  Refer to the guidance in SAB Topic 4:C and ASC 260-10-55-12.

The Company acknowledges the Staff’s comment.  In light of the fact that, at this time, the Company does not know how many shares of each class of its common stock will be issued in the Reclassification, the Company has not made any changes to its historical earnings per share and related disclosures in Amendment No. 2 to the Registration Statement.  However, when the Company determines a price range for the offering and the number of shares to be offered (and the number of shares into which the currently outstanding shares will be converted in the Reclassification), which will occur prior to the time the Company first distributes copies of its preliminary prospectus to potential investors, it will reflect the impact of the Reclassification as pro forma adjustments to earnings per share information and related disclosures based on the mid-point of the price range.  Since at this point, the Company will have a basis for making these pro forma adjustments, but will not have actually effected the Reclassification through the filing of an amendment to its certificate of incorporation, the Company believes that it will be appropriate to reflect the impact of the Reclassification in such pro forma financial information, but not in its historical statements.  However, when the Reclassification is effected, which will occur upon the filing of an amendment to the Company’s certificate of incorporation, the Company will revise its historical earnings per share and related disclosures.  The Company expects this will occur immediately after the offering is priced, which will take place shortly after the time when the registration statement is declared effective.  Accordingly, the Company would plan to make required revisions to EPS calculations and disclosures for all periods in final prospectus, which it would file under Rule 424(b), and in its subsequent periodic reports on Form 10-K and Form 10-Q.  The Company respectfully submits that the foregoing approach is consistent with the guidance in SAB Topic 4:C and ASC 260-10-55-12.

The Offering, page 13

5.                                      We note your response to our prior comment 17.  Please clarify in the use of proceeds disclosure on page 14 that you have not made a definitive determination of how you will allocate the proceeds of the offering and do not anticipate doing so prior to completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 15.

Use of Proceeds, page 34

6.                                      We note your response to our prior comments 17 and 18.  In light of your revised disclosure that you have not made a definitive determination of how you intend to allocate the net proceeds of the offering and do not anticipate doing so prior to completion of the offering, please discuss the principal reasons for the offering.  Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 to discuss the principal reasons for the offering.

Capitalization, page 36

7.                                      Please revise your capitalization table to include a column which separately shows the effects of the Reclassification transaction on your capitalization prior to the effects of your planned public offering.

In response to the Staff’s comment, the Company has revised the capitalization table on page 38 to include a column which separately shows the effects of the Reclassification transaction on the Company’s capitalization prior to the effects of the planned public offering.

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 42

8.                                      Once you have determined the number of Class A and Class B shares of common stock that holders of Class A Common Stock and Class N Common Stock will receive pursuant to the Reclassification, please revise your pro forma balance sheet and earnings per share to give effect to this change in capital structure and revise the notes to the pro forma financial information to explain the nature and terms of this change in capital structure.  The notes to your pro forma financial statements should also explain how any changes in weighted average shares outstanding were calculated or determined.

In response to the Staff’s comment, the Company has revised its pro forma balance sheet on page 42 and the notes to its pro forma financial statements and will provide outstanding information in a future pre-effective amendment to the Registration Statement when the number of Class A and Class B shares of common stock that holders of Class A Common and Class N Common Stock will receive pursuant to the Reclassification is determined.

9.                                      Please revise to disclose the number of shares expected to be issued in the offering and the expected public offering price.

The Company acknowledges the Staff’s comment and confirms that it will provide the number of shares to be offered in the offering and the expected public offering price in a future pre- effective amendment when such information is known.

10.                               We note the changes that have been made to footnote (4) in response to our prior comment number 25.  Please revise footnote (4) to also disclose how you calculated the pro forma amount for the transition period of $21,223,000.  As part of your revised disclosure, please indicate the period over which the unfavorable lease amount recognized in connection with the merger of $133,064,000 is being amortized to expense.

The Company has revised footnote 4 on page 49 to disclose how it calculated the pro forma amount for the Transition Period of $21,223,000 and to indicate the period over which the unfavorable lease step up amount recognized in connection with the Merger of $133,064,000 is being amortized to expense.  The amount of the step up is included in the total estimated fair value of the unfavorable leases of $220,903,000 which are amortized over the average remaining lease term of approximately 7.8 years.

The Company calculated the pro forma amount to reduce its deferred rent expense of $21,223,000 for the pro forma Transition Period by dividing the total estimated fair value of the unfavorable leases of $220,903,000 by the average remaining lease term of approximately 7.8 years and multiplying that annual amount by 75% to estimate the nine month Transition Period.

11.                               We note from your response to our prior comment 27 that the gross carrying amount of your amortizable intangible assets declined in part due to a decline in the gross carrying amount of management contracts of $30,710,000.  Given the gross carrying value of such intangible assets prior to the August merger transaction, please explain to us in further detail why only $4,690,000 of the purchase price was assigned to this category of intangible assets in connection with the merger transaction.

Prior to the Merger, the gross carrying amount of management contracts included $27,700,000 of advertising contracts acquired in 2006, which were fully amortized by 2009, and $7,700,000 of contracts to manage three theatres.  At the time of the Merger, the Company did not have any similar advertising contracts to value and it assigned $4,690,000 of estimated fair value to contracts to manage five theatres including the three that were previously acquired in 2006.  At the time of the Merger, the Company’s advertising revenue was derived through a contract with NCM which was valued separately at the date of the Merger.  Please see the Company’s response to comment 29 with regard to how it determined fair value with respect to the agreement with NCM.

12.                               In addition, based on your revised disclosures in footnote (7), we are unable to determine how the adjustment decreasing amortization expense by $2,370 was calculated or determined.  Please clearly explain in footnote (7) the significant assumptions that were used to calculate this pro forma adjustment.

The Company has revised footnote (7) on page 50 to explain the significant assumptions that were used to calculate the pro forma adjustment of $2,370,000 decreasing amortization expense.

The Company calculated the pro forma adjustment to reduce intangible asset amortization by $2,370,000 as follows.  The Company removed historical intangible asset amortization for the Transition Period of $7,856,000 and replaced it with pro forma intangible asset amortization for the Transition Period of $5,486,000.  The difference between $7,856,000 previously recorded for the Transition Period and the pro forma amount for the Transition Period of $5,486,000 results in a pro forma adjustment to reduce intangible asset amortization by $2,370,000.  The Company calculated the pro forma amount of intangible asset amortization for the Transition Period by dividing $120,986,000 fair value of amortizable intangible assets by the estimated average remaining useful lives of approximately 16.5 years and multiplying that annual amount by 75% to estimate the nine month Transition Period.

13.                               We note the changes made to footnote (8) in response to our prior comment 29 but are still unable to determine how you calculated pro forma amortization of the premium on your debt of $9,849,000 for the Transition period.  Please provide us with your computation of pro forma amortization of the debt premium for this period.

In response to the Staff’s comment, the Company is providing the Staff with its computation of $9,849,000 of pro forma amortization of debt premium for the Transition Period in the table below.  The Company computed the amount of pro forma amortization of debt premium for the Transition Period as follows:

(in thousands)	(A) Principal	(B) Merger Date Price	(A) x (B) Merger Date Fair Value	(C) Year 1 Average Carrying Value	(D) Coupon	(A) x (D) Annual Cash Interest	(E) Yield to Maturity	(F) Annual Premium Amortization	(C) x (E) Annual Level Yield Interest	(F) *75% Annual Premium Amortization

8.75% Senior Notes due 2019	$600,000	109.50	$657,000	$651,839	8.75%	$52,500	6.96%	$(7,132)	$45,368	$(5,349)
9.75% Senior Subordinated Notes due 2020	$600,000	110.50	$663,000	$658,874	9.75%	$58,500	7.99%	$(5,856)	$52,644	(4,392)
Term Loan due 2016	$467,841	100.125	$468,426							(108	)(G)
										$(9,849)

(E)                                 Calculated using Hewlett-Packard 12C bond function as follows:

109.5 PV 8.75 PMT 8.302012 ENTER 6.012019 f YTM= 6.96%

110.5 PV 9.75 PMT 8.302012 ENTER 12.012020 f YTM = 7.99%

(F)                                 Annual premium amortization is the difference between Annual Cash Interest and Annual Level Yield Interest.

(G)                               Amount calculated by amortizing the $585,000 premium over 4 years on a straight line basis and pro rating that annual amount over the 9 month transition period.  $585,000/4x75%= $108,000.

Operating Results for the Unaudited Pro Forma Transition Period ended December 31, 2012

14.                               We note the changes that have been made to MD&A in response to our prior comment number 32 and note that you have now provided a comparative discussion of your pro forma results of operations for the period from March 30, 2012 through December 31, 2012 with your results for the thirty nine weeks ended December 29, 2011.  Please revise your discussion of your pro forma results of operations for the period from March 30, 2012 through December 31, 2012 to explain the nature and amounts of the pro forma adjustments that have been reflected in your pro forma results of operations for this period.  Also, please note that your discussion of your pro forma results of operations should be limited to your income from continuing operations pursuant to the guidance outlined in Rule 11-02(b)(5) of Regulation S-X and should not discuss earnings from discontinued operations on a pro forma basis.

The Company has revised its discussion of its pro forma results of operations for the period from March 30, 2012 through December 31, 2012 to explain the nature and amounts of the pro forma adjustments that have been reflected in its pro forma results of operations for this period.  The Company has also revised its discussion of its pro forma results of operations to limit the discussion to the Company’s income from continuing operations.

15.                               Also, as Item 303 of Regulation S-K requires a discussion of the historical periods presented in your consolidated statement of operations (i.e., from inception August 31, 2012 through December 31, 2012 and from March 30, 2012 through August 30, 2012) please revise to include a discussion of your historical results of operations for each of these periods.  This discussion should be presented prior to the discussion provided for the transition period from March 30, 2012 through December 31, 2012.

The Company has revised its discussion of results of operations on page 81 to include a discussion of its historical results of operations for each of the periods from March 30, 2012 through August 30, 2012 and from inception August 31, 2012 through December 31, 2012.  The Company has included this discussion prior to the discussion for the transition period from March 30, 2012 through December 31, 2012.

Liquidity and Capital Resources, page 82

Cash Flows from Operating, Investing and Financing Activities

16.                               Please revise your discussion of cash flows from operating, investing and financing activities to eliminate the combined presentation of cash flows for the “Transition” period which includes the periods prior and subsequent to the merger transaction on August 30, 2012.  As noted in our prior comment 32, we do not believe it is appropriate to combine financial statement information for periods prior and subsequent to the merger transaction due to the change in basis that occurred as a result of the application of push down accounting.

The Company has revised its discussion of cash flows from operating, investing and financing activities to eliminate the combined presentation of cash flows for the “Transition” period which included the periods prior and subsequent to the merger transaction on August 30, 2012.  The Company has replaced this discussion with a discussion of cash flows from operating, investing and financing activities for the periods from inception August 31, 2012 through December 31, 2012 and March 29, 2012 through August 30, 2012.

Business, page 88

17.                               We note your response to our prior comment 41.  Please disclose the substance of your response in the third paragraph on page 88.

In response to the Staff’s comment, the Company has revised the disclosure on page 98.

Compensation Discussion and Analysis, page 111 Base Salaries, page 111

18.                               We note your response to our prior comment 112.  Please clarify, if true, that to the extent you obtain third-party compensation data, you use this data to obtain a general understanding of current compensation practices.  For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 118.05.

The Company has reviewed Item 402(b)(2) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05 and has revised its disclosure on page 130 to identify the companies whose compensation data will be used after the offering to provide the Company with a broad perspective on competitive pay levels and practices.

AMC Entertainment Holdings, Inc.  Financial Statements

Consolidated Balance Sheets, pages F-4 and F-31

19.                              We note the changes that have been made to your consolidated balance sheets in response to our prior comment 49.  Please tell us and revise the notes to your interim and audited financial statements to explain how you calculated or determined the amount that has been reflected as mezzanine equity at both June 30, 2012 and December 31, 2012.  Also, please revise the notes to your interim and audited financial statements to provide the disclosures required by ASC 250-10-50-7 with respect to the revisions made to your interim and audited financial statements in connection with the reclassification of the redeemable shares to mezzanine equity.

The Company has revised the notes to its interim and audited financial statements to explain how it determined the amount that has been reflected as mezzanine equity.  The

Company has also revised the notes to its interim and audited financial statements to provide the disclosures required by ASC 250-10-50-7 with respect to the revisions made to its interim and audited financial statements in connection with the reclassification of the redeemable shares to mezzanine equity.

The Company determined the amount reflected in temporary equity for the Class N Common Stock based on the price paid per share by the management shareholders and Wanda at the date of the Merger.

During the six months ended June 30, 2013, the Company revised its previous classification of the Class N Common Stock and reclassified $1,811,000 of additional paid-in-capital from stockholders’ equity to temporary equity.  There was no impact to retained earnings, net earnings or earnings per share as a result of this revision for any periods presented.  The revision reduced previously reported December 31, 2012 additional paid-in-capital of $801,796,000 by $1,811,000 to $799,985,000; reduced previously reported December 31, 2012 stockholders’ equity of $774,105,000 by $1,811,000 to $772,294,000 and increased previously reported December 31, 2012 temporary equity of $0 by $1,811,000 to $1,811,000.

20.                               In a related matter, we note from the disclosure added on page F-79 that each share of Class N Common Stock is expected to automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an Initial Public Offering.  Please tell us and revise the disclosure in the notes to your financial statements to explain whether the contingent redemption feature associated with these shares will continue to exist following the conversion of such shares into Residual Common Stock.  If the contingent redemption feature will be eliminated in connection with your planned public offering, please revise to include a pro forma balance sheet alongside your historical balance sheet as of the latest interim period presented giving effect to the elimination of the contingent redemption feature and the related reclassification of such shares to permanent equity.

The Company respectfully advises the Staff that the contingent redemption features associated with the Class N Common Stock will continue to exist following the conversion of such shares into Residual Common Stock. Accordingly, such shares will not be reclassified as permanent equity following the offering.  The Company has revised Note 10 to its audited consolidated financial statements on page F-85 to clarify that the redemption feature will continue to exist following the conversion of the Class N Common Stock into Residual Common Stock.  Following the offering, the contingent redemption feature will be based solely on the price paid per share.

Note 1.  Basis of Presentation, page F-6

Out of Period Adjustments, page F-7

21.                               We note your responses to our prior comments 52 and 53 and the materiality analysis that management has provided in response.  In light of the significant materiality of the errors identified to your earnings (loss) from continuing operations and your net earnings (loss) for the period from August 31, 2012 through December 31, 2012 and for the six month period ended June 30, 2013, we continue to believe that the errors to your deferred tax valuation allowance and your provision for income taxes should be corrected in the periods to which the errors relate rather than during the six month period ended June 30, 2013.  Although your response and your materiality analysis indicates that Adjusted EBITDA was not impacted as a result of the errors or their related correction, we do not believe that this is the only factor that is relevant to the users of your financial statements included in your registration statement since Adjusted EBITDA is a non-GAAP measure that is not reflected in your consolidated financial statements.  Because the errors relate to amounts reported in your financial statements, we believe the materiality of the errors also needs to be evaluated in the context of the amounts reported in your consolidated financial statements and it appears such adjustments are material in such context.  Accordingly, please revise your financial statements for the period from August 31, 2012 through December 31, 2012 and for the six months ended June 30, 2013 to correct the errors in your deferred tax asset valuation allowance and your related provision for income taxes in the appropriate periods.

Per discussion with the Staff on October 31, 2013, the Company has revised its financial statements for the period August 31, 2012 through December 31, 2012 and for the nine months ended September 30, 2013 to correct errors in the Company’s deferred tax asset valuation allowance and our provision for income taxes.  These revisions are further disclosed in Note 1 to the Company’s audited financial statements on page F-49.

Note 2.  Merger, pages F-9 and F-47

22.                               We note your response to our prior comment 61 but do not believe that you have adequately addressed the concerns that were raised in our prior comment.  Although your response indicates that you utilized the guidance in ASC 805-20-55-50 and 51 to determine when the costs that were contingent on consummation of the business combination should be recognized, we do not believe that this guidance is applicable to your circumstances since this literature relates to contractual termination benefits and curtailment losses rather than to acquisition-related costs that are contingent upon completion of the acquisition.  Accordingly, we continue to believe that the acquisition related costs should be expensed in the period in which the costs were incurred and any related services were received, by the entity that incurred the costs, pursuant to the guidance in ASC 805-10-25-23.  Accordingly, please revise your financial statements to reflect these costs as expenses in your financial statements in the period in which they were incurred.

The Company believes that its accounting is appropriate when considered in relation to the relevant authoritative literature for both the Predecessor and Successor entities.  In addition, the Company believes its accounting can be reconciled to the guidance in ASC paragraph 805-10-25-23 that requires acquisition costs to be charged to expense as incurred.

Predecessor Entity — ASC paragraphs 805-20-55-50 and 51 state that costs contingent on consummation of a business combination are not permitted to be recognized until a business combination is consummated, even in situations in which consummation of the business combination is probable.  As indicated in the Company’s response to prior comment #61, even though this guidance focuses on curtailments of pension plans and termination benefits of an acquirer, it is relevant since the threshold for recognizing those types of costs in GAAP is when they are probable and estimable, the same threshold for recognizing the costs for our merger transaction.

The Business Combinations chapter of the Company’s auditor’s Share-Based Payment Guide (which has been provided to the staff under separate cover) includes a discussion of this topic as it relates to share-based payments.  The Company’s auditors have informed it that in practice they believe it is equally relevant to the recognition of any costs which are contingent on the consummation of the business combination and the accounting recognition threshold is when the costs are probable and estimable.  If that were not the case, companies would be in the position of recognizing in different periods costs contingent on the same events and subject to the same GAAP recognition threshold.  The Company believes that would be an illogical outcome.

As the Company indicated in its response to prior comment #61, this view also is consistent with paragraph 805-10-25-23’s requirement to charge acquisition costs to expense as incurred.  The Predecessor financial statements depict the financial results of the company up to and just prior to consummation.  Under this view, the guidance interpretation of “probable” in the context of business combinations set forth in ASC 805-20-55-50 and 51 preclude recognizing any of the costs since they have not yet been incurred.

As noted in the Company’s telephone discussions with the Staff, there is diversity in practice on this point.  The Company is aware that another Big 4 accounting firm has a similar view as the Company’s auditor and the Company has also provided relevant sections of that Firm’s published guidance to the staff under separate cover.  In addition, the Company’s auditor’s published guidance indicates that there is mixed practice on this issue and while either view is acceptable, they believe that the literature points to the view the Company applied as being preferable.

Successor Entity — In the Successor financial statements, the Company has pushed down the purchase price of its new parent entity, Wanda.  In accounting for the business combination at the Wanda level, these costs would not be recognized.  In fact, they would either be reflected as assumed liabilities (if the costs were to be paid post-closing) or, as incurred in the Company’s case, would result in reduced cash acquired and increased goodwill (if the costs were paid at the closing table using a portion of the merger proceeds).  At the Wanda level, there would be no basis to reflect the costs as expenses.  When push down accounting is applied, the amount to be pushed down is Wanda’s purchase price for the Company.  Since the costs were appropriately not recorded at the Wanda level, they also would not appear in the Company’s financial statements in the successor period.

When this is combined with the accounting in the predecessor financial statements, the contingent costs have the appearance of having been recorded “on the black line” since they do not appear as an expense in either the successor or predecessor period. However, that is the result of applying the literature that takes a different perspective on the same transactions to the predecessor and successor entities.  As a result of this outcome, the diversity in practice on this issue and to be transparent to investors, the Company highlighted the nature and amount of the costs incurred in note 2 to the financial statements along with an explanation of the basis for the accounting.  The Company believes those disclosures adequately inform investors about these transactions.  That footnote reads as follows:

The Merger on August 30, 2012 triggered the payment of an aggregate of $32,340,000 for success fees to financial advisors, bond amendment consent fees, professional and consulting fees, payments for cancellation of stock based compensation and management success bonuses that were contingent on the consummation of the Merger. The Company determined that its accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the Merger was consummated. Accordingly, the fees discussed above have not been recorded in the Consolidated Statement of Operations for the Predecessor period since that statement depicts the results of operations just prior to consummation of the transaction. In addition, since the Successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the Successor period. However, the costs were reflected in the purchase accounting adjustments which were applied in arriving at the opening balances of the Successor.

In the Company’s discussions, the Staff requested further information about the nature and terms of the contingent costs.  The Company had arrangements that contained terms that only required payment upon closing a merger transaction.  Arrangements made for each of these agreements were made by the Predecessor entity (predecessor owners), and were entered into by either AMC Entertainment Holdings, Inc. the parent, or AMC Entertainment Inc. the operating subsidiary.  It should be noted that prior to the

Company’s merger with its new parent in August 2012 the Company had been owned by a group of five private equity firms.  The Company’s previous owners had been looking to sell and monetize their investment in the Company and had looked at a number of transactions that would reduce or entirely eliminate their ownership interest. All contingent amounts paid at closing were deducted from the proceeds of the Company’s previous owners.

Following is a summary of the contingent costs, (in thousands):

Financial Advisor Fees (7 advisors)	$18,129	A
Management transaction bonuses	6,000	B
Bond amendment fees	3,946	C
Unrecognized stock compensation expense	3,177	D
Professional fees	1,088	E
	$32,340

A.            These represent non-exclusive arrangements made with multi-parties to provide advice and assistance related to the sale of the Company.  Payment terms were contingent upon consummation of a sale.  Each agreement was entered into by Predecessor entities when the Company was under previous PE firm ownership.

B.            Management bonuses were approved by Predecessor Entity and previous ownership group to help incentivize key AMC management team members to use their best efforts to help facilitate the sale of the Company.  Payments were contingent on the consummation of a transaction.

C.            Consent fees paid pursuant to solicitation to amend indentures relating to the Company’s notes and permit the sale of the Company without triggering change of control payments.  The payments were only made upon closing the Wanda transaction.

D.            Unrecognized stock compensation for previously existing awards that became payable due to change of control provisions and only upon consummation of a sale transaction.

E.             Other contingent professional services.

Note that the Company has re-reviewed the categorization of the contingent costs and classified them a little differently than its initial submission in regard to comment #61 from the comment letter dated on October 7, 2013.

23.                               Also, please revise Note 2 to explain the nature and amounts of the $32.3 million of contingent transaction costs.  Your revised disclosures should be presented in a level of detail consistent with that noted in your response to our prior comment 61.

The Company has revised Note 2 to explain the nature and the amounts of the $32.3 million of contingent transaction costs.  The Company’s revised disclosures have been presented in a level of detail consistent with that noted in its prior response to comment 61.

Revenues, page F-38

24.                               We note the changes that have been made to MD&A and Note 1 on page F-38 in response to our prior comment 36.  We also note the preferability letter from your independent registered public accountant that has been provided as exhibit A to your response.  Given that the change in recognizing gift card revenue from the remote to the proportional method represents a change in accounting principle, please explain to us and in Note 1 why you did not apply this change in accounting principle on a retrospective basis to all periods presented in your financial statements pursuant to the guidance outlined in ASC 250-10-45.  Furthermore, if this change in accounting principle was not made retrospectively because it was impracticable to do so, please explain in detail why you believe it was impracticable to do to.

The accounting change made in the fourth quarter of fiscal year 2012 reflects a change in accounting estimate affected by a change in accounting principle. ASC 250-10-45-17 states “a change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both.  A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of periods or by reporting pro forma amounts for prior periods”.

Since this involved a change in an accounting estimate inseparable from a change in accounting principle, it would not be appropriate per ASC 250-10-45-17 to make this change retrospectively.  The Company’s decision to not record the change retrospectively was based on the change in estimate and was not due impracticality.

The Company has attached Footnote 2 from the Annual Report of its primary operating subsidiary, AMC Entertainment Inc.,  filed on Form 10-K for the fiscal year ended 2012, the period in which the change was made.  This disclosure is as follows:

NOTE 2—ACCOUNTING CHANGES

Prior to the fourth quarter of fiscal 2012, the Company recognized breakage income when gift card redemptions were deemed remote and the Company determined that there was no legal obligation to remit the unredeemed gift cards to the relevant tax jurisdiction (“Remote Method”), which, based on historical information, the Company concluded to be 18 months after the gift card was issued. At the end of the fourth quarter of fiscal 2012, the Company concluded it had accumulated a sufficient level of historical data from a large pool of homogeneous transactions to allow management to reasonably and objectively determine an estimated gift card breakage rate and the pattern of actual gift card redemptions. Accordingly, the Company changed its method for recognizing gift card breakage income to recognize breakage income and derecognize the gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards (“Proportional Method”). The Company believes the Proportional Method is preferable to the Remote Method as it better reflects the gift card earnings process resulting in the recognition of gift card breakage income over the period of gift card redemptions (i.e., over the performance period). The Company will continue to review historical gift card redemption information at each reporting period to assess the continued appropriateness of the gift card breakage rates and pattern of redemption.

In accordance with ASC 250, Accounting Changes and Error Corrections, the Company concluded that this accounting change represented a change in accounting estimate effected by a change in accounting principle and accordingly, accounted for the change as a change in estimate following a cumulative catch-up method. As a result, the cumulative catch-up adjustment recorded at the end of the fourth quarter of fiscal 2012 resulted in an additional $14,969,000 of gift card breakage income under the Proportional Method. Inclusive of this cumulative catch-up, the Company recognized $32,633,000 of gift card breakage income in fiscal 2012. Gift card breakage income presented in other theatre revenues that was previously presented in other income during the fiscal years ended March 31, 2011 and April 1, 2010 was $14,131,000 and $13,591,000, respectively.

Additionally, concurrent with the accounting change discussed above, the Company changed the presentation of gift card breakage income from other income to other theatre revenues in the Consolidated Statements of Operations during fiscal 2012, with conforming changes made for all prior periods presented. The Company believes newly adopted presentation of gift card breakage income is preferable in the circumstances because breakage is an expected revenue stream to be earned at the time the cards are issued and is a key element and consideration of the profitability of their gift card sale program, and because it makes the Company’s statements more comparable to its primary competitors. The Company has revised Note 1 on page F-49 to explain why it did not apply this change in accounting principle on a retrospective basis.

25.                               In a related matter, we note that this change in accounting principle was made during the fourth quarter of fiscal 2012.  Please explain why this change was not adopted during the first interim period of your fiscal year pursuant to the guidance in ASC 250-10-45-16.

The change to recognize gift card breakage was made after the Company determined it had obtained and analyzed sufficient breakage information by each of the five sales channels it uses for gift cards.  In 2011, the Company had detailed history for gift cards by each of its five gift card sales channels and by then had approximately ten years of total experience with its gift cards.  The Company believes this information provides sufficient evidence to make the change.  This analysis was completed in March 2012.  Since this was recorded as a change in estimate, the Company does not believe it was required to be adopted in the first quarter of the fiscal year.

26.                               In addition, please revise Note 1 to your financial statement to explain why management believes proportional method is preferable.  Refer to the disclosure requirements outlined in ASC 250-10-50-1.

The Company believes the proportional method is preferable for the reasons listed in its disclosure made in the AMC Entertainment Inc. Annual Report filed on Form 10-K for the fiscal year ended March 29, 2012.  This footnote is listed in response to question 24 noted above and contains the following language: “The Company believes this presentation of gift card breakage income is preferable in the circumstances because breakage is an expected revenue stream to be earned at the time the cards are issued and is a key element and consideration of the profitability of our gift card sale program, and because it makes the Company’s statements more comparable to its primary competitors.”

The Company believes its historical disclosures are responsive to ASC 250-10-50-1.  The Company has revised its disclosure in Note 1 to discuss the reasons cited above regarding why the change was preferable.

Note 2.  Merger, pages F-9 and F-47

27.                               We note the changes made to Note 2 in which you indicate that Wanda invested $700,000,000 in exchange for 1,338,048 shares of Class A common stock and members of management invested $1,811,000 in exchange for 3,497 shares of Class N common stock.  Please explain why there was a difference in the price paid per share by Wanda and the members of management in exchange for their acquisition of Class A and Class N common shares.  If the fair value of the shares acquired was different due to differences in the rights and privileges associated with the Class A and Class N shares, please explain why.  Also, please explain why the purchase price for the Class N shares acquired by management was structured so that the management investment was equal to 50% of the after tax amount received by the applicable members of management with respect to equity awards outstanding at the time of the merger.

The Company respectfully advises the Staff that the investment amount and price per share paid by members of management were determined pursuant to management subscription agreements negotiated in connection with the Merger. Pursuant to such agreements, as a retention incentive, certain key members of management were required to reinvest 50% of the after tax amount they received with respect to equity awards outstanding at the time of the Merger at a price per share equal to that received for such equity awards. The approximately 1% differential in the per share price paid by Wanda and members of management represents the dilutive effect from the settlement of outstanding equity awards in connection with the Merger. The Company has revised Note 2 on page F-53 to explain why there was a difference in the price paid per share by Wanda and members of management.

28.                               Given the significant amount of goodwill recognized in connection with the merger transaction, please revise footnote (3) in Note 2 to provide a more robust discussion regarding the qualitative factors that make up the goodwill recognized such as expected synergies from combining operations of the acquirer and acquiree, intangible assets that do not qualify for separate recognition or other factors.  Refer to the guidance outlined in ASC 805-30-50.

The Company has revised footnote (3) in Note 2 to provide a more robust discussion regarding the qualitative factors that make up the goodwill recognized.

29.                               We note the changes that have been made to Note 2 in response to our prior comment but do not believe the revisions made were fully responsive.  As previously requested, please revise footnote (7) in Note 2 to explain how you calculated or determined the fair value of the deferred revenues associated with the exhibitor services agreement with NCM.

The Company has revised footnote (7) in Note 2 on F-14 and F-57 to explain how it determined the fair value of the exhibitor services agreement with NCM.  The Company also modified the name of the balance sheet line item to Exhibitor services agreement.

Note 4— Discontinued Operations, page F-49

30.                               We note from your response to our prior comment 62 that one of the components included in your calculation of the gain on the sale and closure of theatres in Canada and the UK was the recognition of cumulative translation losses included in accumulated other comprehensive income in the amount of $(11,069,000).  Please explain why no adjustment for the recognition of these cumulative translation losses has been reflected in your consolidated statement of changes in shareholder’s equity for the period included on page F-33.  Please advise or revise as appropriate.

The Company recognized $11,069,000 of previously unrealized losses recorded in accumulated other comprehensive loss which is included in its calculation of the gain on sale and closure of theatres in Canada and the UK.  The total decrease in accumulated other comprehensive loss of $9,034,000 on F-37 is disclosed further on F-34 in the Consolidated Statements of Comprehensive Earnings (Loss).  A major component of the increase in other comprehensive earnings on F-34 is the foreign currency translation adjustment of $11,935,000.  The Company has also revised its disclosures in Note 4 on page F-61 to provide further detail of the components of the foreign currency translation adjustment which identifies $11,069,000 as the amount of other comprehensive income related to the recognition of the previously unrealized losses in the Consolidated

Statements of Operations which are included in the Company’s calculation of the gain on sale and closure of theatres in Canada and the UK.

31.                               Also, please revise your disclosure in Note 4 to describe in further detail how the Company calculated or determined the amount of the gain recognized in connection with the sale and closure of these theaters in Canada and the UK.  Your revised disclosure should also explain that you were relieved of future lease payment obligations as a result of your sale or closure of the theatres and should be presented in a level of detail similar to that provided in your response to our prior. comment.

The Company has revised Note 4 on F-61 to describe in further detail how it calculated the amount of the gain recognized in connection with the sale and closure of the theatres in Canada and the UK.  The Company’s revised disclosure also explains that it was relieved of future lease payment obligations as a result of its sale or closure of the theatres.  The Company has presented the disclosures in a level of detail similar to that provided in its response to the Staff’s prior comment.

National CineMedia LLC Financial Statements

Note 11.  Derivative Instruments and Hedging Activities, page F-134

32.                               We note your response to our prior comment 69.  As requested in our prior comment, please revise Note 11 to explain how you accounted for the breakage fees of $40.2 million and $23.2 million that were paid in April and November of 2012.  Your revised disclosure should be in a level of detail consistent with your response to our prior comment.

Per a discussion between National CineMedia LLC’s auditors and the Staff on October 28, 2013, the Company will not amend the financial statements of National CineMedia LLC included in the Registration Statement for this comment; however, NCM LLC will amend its quarterly and annual filings prospectively to include the revised disclosures. Set forth below is the disclosure NCM LLC is including in its filing on Form 10-Q for the quarterly period ending September 26, 2013.  The bold and underlined portion represents the additional disclosure added in connection with this comment.

7.             DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

During 2012, the Company terminated interest rate swap agreements that were used to hedge its interest rate risk associated with its term loan.  Following the termination of the swap agreements, the variable interest rate on the Company’s $270.0 million term loan is unhedged and as of September 26, 2013 and December 27, 2012, the Company did not have any outstanding derivative assets or liabilities.

During the nine months ended September 27, 2012, the Company paid breakage fees of $40.2 million which represented the settlement of the Company’s loss position on its interest rate swap agreements.  The swaps were terminated with the Company in a loss position and therefore, the Company paid its counterparties the outstanding amounts due based upon the fair market value on that date.  The Company accounted for the $40.2 million payment by recording a loss on swap terminations of $26.7 million in the Condensed Statements of Income, which related to swaps that hedged the interest payments on debt that was paid off during the Company’s refinancing.  Since those future interest payments were no longer probable of occurring, the Company discontinued hedge accounting and immediately reclassified the balance in Accumulated Other Comprehensive Income (“AOCI”) of $26.7 million into earnings in accordance with ASC 815 Derivatives and Hedging (“ASC 815”).  The remainder of the breakage fees was for swaps in which the underlying debt remained outstanding.  The balance in AOCI related to these swaps was frozen and is being amortized into earnings over the remaining life of the original interest rate swap agreement, or February 13, 2015, as long as the debt remains outstanding.  The Company considered the guidance in ASC 815 which states that amounts in AOCI shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.  As of September 26, 2013, there was approximately $14.1 million outstanding related to these discontinued cash flow hedges which continues to be reported in AOCI.

During the three and nine months ended September 27, 2012, the Company also recorded changes in the fair value and amortization of AOCI related to an interest rate swap on its term loan in which the Company discontinued cash flow hedge accounting in 2008 due to the bankruptcy of its counterparty.

The effect of derivative instruments with cash flow hedge accounting on the condensed financial statements for the three and nine months ended September 26, 2013 and September 27, 2012 were as follows (in millions):

	Unrealized Gain Recognized in NCM LLC’s Other Comprehensive Income (Pre-tax)				Realized Loss Recognized in Interest on Borrowings (Pre- tax)
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 26, 2013	September 27, 2012	September 26, 2013	September 27, 2012	September 26, 2013	September 27, 2012	September 26, 2013	September 27, 2012
Interest Rate Swaps	$2.6	$0.8	$7.8	$24.6	$—	$(1.3)	$—	$(8.3)

The effect of derivatives not designated as hedging instruments under ASC 815 on the condensed financial statements for the three and nine months ended September 26, 2013 and September 27, 2012 were as follows (in millions):

		Gain (Loss) Recognized in Non-Operating Expenses (Pre-tax)
Derivative Instruments not		Three Months Ended		Nine Months Ended
Designated as Hedging Instruments	Income Statement Location	September 26, 2013	September 27, 2012	September 26, 2013	September 27, 2012
Realized loss on derivative instruments	Interest on borrowings	$—	$(1.3)	$—	$(4.3)
Gain from change in fair value on cash flow hedges	Change in derivative fair value	—	0.7	—	2.2
Amortization of AOCI on discontinued cash flow hedges	Amortization of terminated derivatives	(2.6)	(1.3)	(7.8)	(2.4)
Total		$(2.6)	$(1.9)	$(7.8)	$(4.5)

The changes in AOCI by component for the three and nine months ended September 26, 2013 were as follows (in millions):

	Three Months Ended	Nine Months Ended	Income Statement
	September 26, 2013		Location
Balance at beginning of period	$(16.7)	$(21.9)
Amounts reclassified from AOCI:
Amortization on discontinued cash flow hedges	2.6	7.8	Amortization of terminated derivatives
Total amounts reclassified from AOCI	2.6	7.8
Net other comprehensive income	2.6	7.8
Balance at end of period	$(14.1)	$(14.1)

Other

33.                               Please update the financial statements and related disclosures as necessary to comply with the requirements of Rule 3-12 of Regulation S-X.

The Company has revised Amendment No. 2 to include financial statements for the nine months ended September 30, 2013 in accordance with Rule 3-12 of Regulation S-X.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8165.

Sincerely yours,

/s/ Matthew D. Bloch

Matthew D. Bloch
Weil, Gotshal & Manges LLP

cc:           Kevin M. Connor, AMC Entertainment Holdings, Inc.

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP